THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007	Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

May 13, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Daniel H. Morris, Attorney Advisor
Michelle Lacko, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Originally Filed September 30, 2008
File No.: 333-153294
Dear Mr. Morris and Ms. Lacko:

Below please find our responses to the Commission’s fifth comments in its letter dated May 01, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ VIRGINIA K. SOURLIS, ESQ.
Virginia K. Sourlis, Esq.

General

1.	We note that you have made significant revisions to the registration statement. Please ensure that your revisions consider, and are consistent with, the staff’s comments to your prior amendments.

Per Comment #1, in the opinion of the Company’s management, the revisions to the registration statement that have been made to date, are consistent with, and have taken into full consideration, the totality of the Commission’s comments received to date.

Summary – General, page 3

2.
We note your response to prior comment 1. We believe that the term “entertaining media products” in the third sentence of the first paragraph is overbroad. Please revise the parenthetical following the term “entertaining media products” to clarify, if accurate, that you are referring to videos, music, books and merchandise related to “Be Alert Bert”.

 Per Comment #2, this revision has been made.

3.	Please revise the second paragraph to clarify that the “Be Alert Bert” series targets preschool children and focuses on education and safety issues. In addition, please define the term “SKIH”.

Per Comment #3, these revisions have been made.

4.
Refer to the fourth sentence of the second paragraph on page 3. Please explain what you mean when you say that “the licensing revenue was paid up front.” If you mean that the series was purchased for a one-time flat-fee and that you are not entitled to future licensing revenues or royalties, please revise your disclosure to state that fact.

Per Comment #4, licensing revenues were received and recognized by the Company at the initial time when the contracts were signed. The licensing revenues took the form of a one-time flat rate fee for a predetermined time period. There are currently no revenues being generated by this television series because the licensing revenue contract term has not expired and the contract is still in force, with no additional revenue due for the term of the contract. Existing contracts will expire in mid-2009 and at that time the Company plans to seek renewals that will produce revenue for another extended contract term on substantially the same basis. The Company also intends to sell licenses to additional clients beginning in the third quarter of 2009.

A contract is negotiated with each TV network whereby the TV network pays a specified fee in exchange for a license to broadcast the series for a specified period of time (usually 5 to 8 years). The network pays the fee in full prior to the broadcast license becoming effective, which is why it is described as being paid “upfront”. No further fee is payable over the duration of the contract. If the network wishes to renew its broadcast license for a further period of time following expiration of the term specified in the contract, then a new contract is negotiated which provides for an additional period of time and payment of an additional license fee.

5.
We note your disclosure in the second sentence of the third paragraph on page 3 that the website “Live at the Hive” will be a membership website. Please disclose whether users will have to pay an annual membership fee to use the website. If so, please provide a discussion of the anticipated fee structure under the heading “Description of Our Business”.

Per Comment #5, we plan to use children-oriented characters and products as a common theme to develop a children’s website, “Live at the Hive” (www.liveatthehive.com), which we intend to launch in the Third Quarter of 2009 contingent upon our ability to obtain sufficient financing. The company will charge an annual membership fee (after a 30 day trial period) and we intend to offer for sale, videos, music, books and other Intellectual Property content that we sublicense as well as new content and merchandise we intend to develop and own. The membership fee is anticipated to be $19.99 per family/per year.

Revisions were made to appropriate sections of the registration statement per this comment. Changes were tracked and comments were placed in the margins where revisions have been made.

6.	Refer to the third paragraph on page 3. Please briefly describe the “functional requirements” which have been completed and the composition and qualifications of your “selected site development team”.

Per Comment #6, these revisions have been made. Changes were tracked and comments were placed in the margins where revisions have been made.

7.
We note your disclosure on page 6 that your auditors have expressed substantial doubt regarding your ability to continue as a going concern. In the first paragraph of the Summary, please state that you have received a going concern opinion and disclose your revenues and net loss for the most recent audited period and stub period. Please note that you need not move the entire subsection entitled “Summary Financial Information, Going Concern” from page 6 to the front of the Summary.

Per Comment #7, these disclosures have been added as directed by the Commission. Changes were tracked and comments were placed in the margins where revisions have been made.

8.
We note your disclosure on page 5 that you do not expect to generate a substantial amount of revenue from the licensing of “Be Alert Bert” and your disclosure on page 6 that the amount of revenue projected to be gained from E-commerce sales on your website is not expected to be significant until the third quarter of 2010. Please describe briefly here, and in greater detail under the heading “Description of Our Business”, your primary strategy for generating revenues in the short term.

Per Comment #8, we anticipate that the revenue incurred from the licensing of “Be Alert Bert” and the revenues incurred from E-commerce sales on the website should be sufficient to fund our operating costs in the short term. There are no other strategies for generating short term revenues aside from the continued and steadied growth of our products as described.

Intellectual Property, page 3

9.
We note your response to prior comment 2. Please revise your disclosure in the second paragraph under this heading to clarify that your sublicense permits you to create new stories and products from the existing characters and intellectual property which you sublicense from SKIH, as well as permitting you to sell and license existing stories and products. Please also explain your ownership rights in stories or products developed by you using the existing characters and intellectual property that you sublicense, including whether any licensing or royalty fees (other than the $5,000 per month under the sublicense agreement) are payable by you in connection with the stories or products you develop. Make appropriate revisions to ensure that any references made in this prospectus to intellectual property “owned” by the company are consistent with your response to this comment.

Per Comment #9, these items have been revised for clarity throughout the registration statement. Changes were tracked and comments were placed in the margins where revisions have been made.

Currently Sublicensed Intellectual Property, page 4

10.
We note your response to prior comment 5. Please confirm that you have completed development and commence production for all of the character based merchandise listed in the bullet points at the bottom of page 4 and the top of page 5. Alternatively, revise to clarify that such products are in the development stage and describe briefly here, and in greater detail under the heading “Description of Our Business”, their current level of development, including a discussion of the specific steps you are taking or plan to take in order to begin production.

Per Comment #10, these disclosures have been added as directed. Changes were tracked and comments were placed in the margins where revisions have been made.

Strategic Business Plan

11.	In the first sentence of this section you suggest that the characters of “Be Alert Bert” are popular. Please substantiate this claim.

Per Comment #11, this statement has been removed.

Phase 2 – Develop and Launch “Live at the Hive”, a Community Website…page 6

12.
Please revise briefly here, and in greater detail on page 33, to disclose the current state of development of various features of the website. For example, has the secure social networking component and/or E-commerce functionality been developed?

Per Comment #12, please be advised that all website features and functions represented in this filing are planned and not developed. The Company has completed the plans by documenting our functional requirements for the site and reviewed them with two potential website development companies for them to assess efficacy. These website development companies agree that our desired functionality and statement of requirements can be accomplished with existing website development tools.

Appropriate disclosures have been added as directed. Changes were tracked and comments were placed in the margins where revisions have been made.

13.
In the second sentence of the first bullet point under this heading you state that Phase 1 completion will allow membership sign-ups to occur in June 2009. Please revise to explain the connection between the completion of Phase 1, which involves the renewal and sale of licenses for the TV series, and the timing of membership sign-ups for the website.

Per Comment #13, this section was erroneous worded and has been revised for clarity. This has also been revised under the “Description of Our Business” heading. Changes were tracked and comments were placed in the margins where revisions have been made.

14.
We note your response to prior comment 9. Please revise briefly here, and in greater detail under the heading “Description of Our Business”, to provide additional discussion regarding the content of the sponsorship segments, including whether the company will have the right to approve content and any quality control mechanisms you may have in place to ensure that content is appropriate for children.

Per Comment #14, these concerns have been addressed throughout the prospectus and appropriate disclosures have been added. Changes were tracked and comments were placed in the margins where revisions have been made.

15.
Please describe your strategy for selling the segments to corporate sponsors, including whether any sales personnel will be employees of the company or independent contractors and any steps you have taken to hire these individuals. Similarly revise your disclosure on page 33.

Per Comment #15, our Company’s plan to attain sponsorships from major corporate entities is through contact and discussions by our management. There will be no employees (other than the executive team) or independent contractors involved in sales to corporate sponsors. We believe that our core strategy in this respect is to pitch our products’ central theme to potential sponsors, which provides appeal by allowing them to support a wholesome cause aimed to improve the health, education and safety of our children. We believe that many corporations will want to be associated with the goodwill that goes along with our Company’s general mission.

16.
Please provide the basis for your belief that the fitness section may be sponsored by a “major” sporting equipment manufacturer or retailer. Alternatively, please revise to clarify that you hope to secure sponsorships but that there is no guarantee that you will be able to successfully do so. Please also disclose whether you have had any discussions, preliminary or otherwise, with corporate sponsors. Similarly, revise your disclosure on page 33.

Per Comment #16, these disclosures have been revised. Changes were tracked and comments were placed in the margins where revisions have been made.

17.
Please provide the basis for your statement in the last bullet point under this heading that the amount of revenue gained from E-commerce sales is expected to be significant in the third quarter of 2010 or delete.

Per Comment #17, the Company’s management has made assumptions, based upon their years of collective experience that brand recognition and membership levels will not be sufficient to support significant merchandise sales from our website until 3Q10. This is just an approximation. The Company will begin to offer some character based merchandise for sale in 4Q09, and the Company will develop and produce additional merchandise items in 1Q10 to prepare for offering what will become its full line of character based merchandise to be launched in 3Q10.

Conversion of Be Alert Bert Holdings, Inc. …page 28

18.
We note your response to prior comment 16. The transaction described in your revised disclosure appears to be different than the one described on page 64 and in your prior amendments. Specifically, on page 64 and in your prior amendments you indicate that shares were purchased during the fiscal years 2007 and 2008 by certain investors for $177,000 pursuant to a subscription agreement. However, your revised disclosure appears to describe an exchange of securities in November 2008. Please explain. In addition, please provide us with further detail regarding the transaction, including an explanation of how, if at all, Be Alert Bert Holdings was related to your company, how the shares of Be Alert Bert Holdings were “converted” or exchanged, why the conversion took place five years after dissolution of Be Alert Bert Holdings and the bases for the exemption relied upon.

Per Comment #18, we apologize for the confusion. This disclosure was erroneously added. The transaction relating to the $177,000 investments during the fiscal years 2007 and 2008 is a completely different and separate transaction than the transaction involving Be Alert Bert Holdings, Inc (“Bert Holdings”). Bert Holdings was a corporation in no way affiliated with SKGP that filed for bankruptcy and dissolved in 2003. In connection with the dissolution of Bert Holdings in 2003, in 2005, we issued shares of SKGP common stock to the former shareholders of Bert Holdings. An aggregate of 1,065,000 shares of Common Stock were issued to an aggregate of 48 people. Bert Holdings was in no way affiliated with our Company. Our Company’s founder, Mr. Shergold, was the former President and CEO of Bert Holdings. Bert Holdings filed for bankruptcy and was dissolved in 2003. Upon its dissolution, Mr. Shergold transferred all of his intellectual property to Smart Kids International Holdings, Inc.

While under no legal obligation to do so, Mr. Shergold issued shares of SKGP to the former shareholders of Bert Holdings who had invested in Bert Holdings and subsequently lost their respective investments upon that Company’s bankruptcy and dissolution. This issuance of SKGP stock was not compelled by any legal action or legal requirement. Mr. Shergold issued the shares to the respective recipients in an amount as determined in his sole discretion, not based upon the recipient’s former interest in Bert Holdings.

The Company issued these securities for past consideration under the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Regulation S promulgated thereunder due to the fact that the issuance did not involve a public offering and the investors were non-US residents

All related disclosures have been revised. Changes were tracked and comments were placed in the margins where revisions have been made.

Description of Our Business, page 29

19.	We note that your website will provide educational information for children. Discuss the quality controls you will implement to ensure the accuracy of the information available on your website.

The company will have complete control and approval of any and all content it delivers to the public and particularly on its website. The Company plans to assemble a Board of Advisors from related content fields (such as teachers, counselors and parents) and as well as staff professionals from appropriate disciplines to review and approve all content we make available. Our quality control process is predicated on a policy that requires all content to be reviewed and approved first by our staff, and as a final measure, the content will be reviewed and approved by our founder and CEO, Mr. Richard Shergold.

To date, no such Board of Advisors has been assembled by the Company. We anticipate that our quality control procedures will be in full effect to coincide with the launching of our website to ensure that all displayed content is age appropriate and safe for children’s viewing.

20.
Please revise the last sentence in the first paragraph on page 30 to clarify, if true, that the name of the character based children’s TV series which you plan to release in 2010 is The Adventures of Bert and Clare.

Per Comment #20, this revision has been made. Changes were tracked and comments were placed in the margins where revisions have been made.

Currently Sublicensed Intellectual Property, page 30

21.
Please disclose, if true, that all copyrighted and trademarked items owned by Mr. Shergold are registered with the United States Patent and Trademark Officer and with similar governing agencies in Canada.

Per Comment #21, these disclosures have been made as directed. Changes were tracked and comments were placed in the margins where revisions have been made.

Internet Domain Names in Use or Planned, page 31

22.
Please revise the Summary and Description of Our Business sections to disclose that although you have reserved 21 website names, the sites are not developed and you have no current or anticipated future use for the domains. As such, please delete from the prospectus the specific names of the reserved web domains as they may give the impression that you have plans which correspond to the web domain names (for instance, travel or kung fu).

Per Comment #22, this revision has been made as directed. Changes were tracked and comments were placed in the margins where revisions have been made.

Strategic Business Plan, page 32

23.
Please significantly expand this section, including the Summary of Product Development, to discuss your plan of operations for the next 12-18 months in greater detail. Your revised disclosure should discuss in greater detail your anticipated timeline and the specific steps you plan to take toward becoming operational and generating revenues. Also, please disclose specific cost estimates and anticipated funding sources for each step.

Per Comment #23, this disclosure has been revised. Changes were tracked and comments were placed in the margins where revisions have been made.

Summary of Product Development, page 33

24.
We note your response to prior comment 25. Please advise us whether you intend to develop commercials, as you disclosed in the fifth bullet point on page 33. If your business strategy includes plans to develop and/or produce commercials, revise your filing to provide additional discussion regarding your plans, including whether you intend to create the commercials yourself and the anticipated cost of production. If you have no intention to develop and/or produce commercials, delete the fifth bullet point on page 33.

Per Comment #24, this disclosure has been deleted from the prospectus.

25.
On page 32, you state that in Phase 1 you will renew existing licenses and sell new licenses. However, on page 33 you state that the renewal of existing licenses and sale of new licenses will not occur until Phase 2. Please revise to reconcile.

Per Comment #25, these disclosures have been reconciled for clarity and accuracy. Changes were tracked and comments were placed in the margins where revisions have been made.

26.
We note the emphasis on merchandise development, acquisition and sales in Phase 3. Please revise the Description of Our Business section to include a discussion of your plan for merchandising. Discuss whether you have finalized product designs, tested prototypes or begun manufacturing merchandise and any steps you have taken to implement your plans.

Per Comment #26, disclosure has been added as directed by the Commission. Changes were tracked and comments were placed in the margins where revisions have been made.

Liquidity and Capital Resources, page 38

27.
We note your response to prior comment 31. The second-to-last sentence in the second paragraph under this heading states that smaller, reasonable overhead fees are currently being paid by your officers and directors. However, it is unclear if you are still incurring expenses given that you have effectively suspended operations. Please disclose the date that you have suspended operations and clarify whether you are continuing to incur expenses. If expenses are being incurred, please disclose the average monthly overhead expenses and administrative costs being paid by your officers and directors, and the average monthly and aggregate amounts which are being deferred by service providers. Also, please reconcile your disclosure that fees are being paid by officers and directors with your statement in the third paragraph that only Mr. Shergold is bearing the costs.

Per Comment #27, this section has been revised per the Commission’s direction. Changes were tracked and comments were placed in the margins where revisions have been made.